Exhibit 99.1

PRF Technologies to Showcase GridFeed™ at Energy Trading Week

Europe 2026

Company to Meet with Prospective Customers and Partners at Europe’s Premier Energy Trading

Gathering, Expected to Draw More Than 2,500 Market Participants

TEL AVIV, Israel, July 21, 2026 (GLOBE NEWSWIRE) -- PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) today announced that its DeepSolar business unit will participate in Energy Trading Week Europe 2026, taking place September 24–25, 2026, at the Business Design Centre in London.

The participation follows several recent platform milestones, including DeepSolar’s participation in the NVIDIA Connect program, as PRF continues to advance GridFeed™, its AI-driven platform for renewable energy trading, market participation and revenue optimization, built on its DeepSolar Predict™ AI engine. According to the event organizers, the conference is expected to bring together more than 2,500 traders, analysts, technologists and decision-makers from across the European energy trading ecosystem.

PRF expects to present GridFeed to energy traders, asset owners, operators, balancing responsible parties and other energy market participants. The Company also expects to participate in an industry panel session and schedule meetings with prospective customers and partners during the event.

PRF believes its participation marks an important step in the Company’s go-to-market strategy as it advances the GridFeed platform from renewable energy forecasting and analytics toward market participation, trading decision support and revenue optimization.

Renewable energy operators are increasingly exposed to volatile market conditions, weather-driven production changes, imbalance costs and intraday trading complexity. This environment may create opportunities for AI-driven platforms that can connect weather intelligence, production forecasting, asset data and market signals into actionable commercial recommendations.

GridFeed is designed to support renewable energy operators and market participants as they evaluate day-ahead, intraday and continuous trading opportunities, manage exposure to changing market conditions and seek to maximize the commercial value of renewable generation and storage assets.

“Energy Trading Week Europe brings together the market participants who are shaping the future of renewable energy trading,” said Efi Cohen-Arazi, Chief Executive Officer of PRF Technologies. “Our participation reflects an important step in PRF’s transition from renewable energy analytics toward AI-driven revenue optimization and market decision support. We believe GridFeed addresses a critical market need: helping renewable energy operators transform forecasting, asset intelligence and market data into better commercial decisions.”

PRF plans to discuss how GridFeed can support revenue optimization across day-ahead, intraday and continuous trading environments. These meetings are expected to support the Company’s product roadmap, customer discovery process and broader go-to-market strategy.

As renewable penetration continues to increase, the Company believes that the ability to optimize market participation will become a key differentiator for asset owners and operators. GridFeed is designed to bridge the gap between operational forecasting and trading execution by turning complex data into decision-support workflows for renewable energy portfolios.

GridFeed builds on PRF’s DeepSolar platform capabilities, including weather intelligence, production forecasting, operational analytics and optimization workflows. The platform is designed to help renewable energy operators navigate increasingly complex energy markets and support the transition from asset monitoring to revenue-focused decision-making.

About GridFeed™

GridFeed™ is PRF’s commercial platform for renewable energy trading, market participation and revenue optimization, built on the Company’s DeepSolar Predict™ AI engine. The platform combines weather intelligence, production forecasting, storage optimization and market analytics into decision-support workflows designed to help renewable energy operators and market participants maximize the commercial value of their assets across day-ahead, intraday and continuous trading environments. DeepSolar is an active participant in the NVIDIA Connect program, supporting continued innovation in AI-powered renewable energy solutions.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption - particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the Company’s planned participation in Energy Trading Week Europe 2026, the development, planned commercial launch, capabilities and intended benefits of GridFeed and DeepSolar Predict, the Company’s expectations regarding renewable energy market trends and dynamics, and the potential of its AI-driven platform to improve forecasting accuracy, optimize energy commitments, reduce imbalance exposure and support higher-value delivery decisions across renewable energy assets. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110, OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1021

Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Executive Chairman

PRF Technologies Ltd.

Tel: +972-54-4236711

Email: egeller@medicavp.com